FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ramani, P.K.	2. Date of Event Requiring Statement Month/Day/Year 12/03/02	4. Issuer Name and Ticker or Trading Symbol RCN Corporation - RCNC
(Last) (First) (Middle) 105 Carnegie Center	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Senior Vice President	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Princeton, NJ 08540			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock(1)	3,732	D
Common Stock(2)	20,000	D
Common Stock	9,228	I	401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options(3)		04/25/06	Common Stock	4,000	$3.32	D
Stock Options(4)		11/07/06	Common Stock	29,997	$1.95	D
Restricted Stock Units	(5)		Common Stock	81,002	(5)	D

Explanation of Responses:

(1) Restricted Stock awarded in 2000 under the RCN Corporation 1997 Equity Incentive Plan. One-third of the shares vested on March 10, 2002. The remaining two-thirds vested on March 10, 2003.
(2) Restricted Stock awarded in 2001 under the RCN Corporation 1997 Equity Incentive Plan. One-half of the shares vested on April 25, 2002. The remaining one-half will vest on April 25, 2003.
(3) Stock options granted under the RCN Corporation 1997 Equity Incentive Plan on April 25, 2001. 1,334 options were vested as of the reporting date. The remaining options vest in two equal installments on the second and third anniversary of the grant date.
(4) Stock options granted under the RCN Corporation 1997 Equity Incentive Plan on November 7, 2001. 10,832 options were vested as of the reporting date. The remaining options vest monthly in equal installments through October, 2004.
(5) These shares were credited to the Reporting Person's account under the Company's Executive Stock Purchase Plan ("ESPP") in transactions exempt under Rule 16b-3. Under the ESPP, participants who defer current compensation are credited with share units. The value of a share unit is based on the value of the Company's Common Stock. The Company also credits each participant's matching account under the ESPP with 100% of the number of share units credited based on the participant's elective contributions. Share units credited to the participant's elective contribution account are fully and immediately vested. Share units credited to the participant's matching account generally vest on the last day of the quarter which is twelve consecutive calendar quarters from the date they are credited.

By: /s/ Jonathan R. Paules Attorney in Fact for P.K. Ramani **Signature of Reporting Person	04/11/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SPECIFIC POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, P.K. Ramani, do make, constitute and appoint Jonathan Paules, his successors and assigns, of RCN Corporation, as my true and lawful attorney in fact for me and in my name:

1.  I authorize said attorney in fact to specifically execute in my name and in my behalf Forms 3, 4 and Form 5 filings and to deliver said forms to the Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and relative instruments in writing which I deem requisite or proper to effectuate specifically the execution and delivery of the above-mentioned forms with the same validity as I could, if personally present, and I hereby ratify and affirm that my said attorney in fact as I may deem to act for me, shall do, by virtue of these presents, herein set forth by me.

2.  All rights, powers and authority of said attorney in fact to exercise any and all of the specific rights and powers herein granted shall commence and be in full force and effect as of March 27, 2003, and such specific rights, powers and authority shall remain in full force and effect thereafter until termination in writing by me.

3.  I give to said attorney in fact full power and authority to appoint a substitute to perform all such of the acts that said attorney in fact is by this instrument authorized to perform, with the right to revoke such appointment of substitute at pleasure.

IN WITNESS WHEREOF, I hereunto set my hand and seal this 27th day of March, 2003.

/s/ P.K. Ramani (SEAL)